Mail Stop 3561

March 11, 2008

Mr. Thomas J. Lima
Vice President and Associate General Counsel
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105-1205

   Re: **The Gap, Inc.**
     Form 10-K for Fiscal Year Ended
     February 3, 2007
     Filed April 2, 2007
     File No. 001-07562

Dear Mr. Lima:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       John Reynolds
       Assistant Director